EXHIBIT (a)(5)(G)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase (as defined below), dated April 13, 2004, and the related letter of transmittal, and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer, however, is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In jurisdictions in the United States where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by Banc of America Securities LLC or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

NOTICE OF OFFER TO PURCHASE FOR CASH

ALL OUTSTANDING SHARES OF COMMON STOCK

OF

INTERTAN, INC.

AT

$14.00 NET PER SHARE

BY

WINSTON ACQUISITION CORP.

A WHOLLY OWNED SUBSIDIARY OF

CIRCUIT CITY STORES, INC.

Winston Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Circuit City Stores, Inc., a Virginia corporation (“Circuit City”), is offering to purchase all of the outstanding shares of common stock, par value $1.00 per share (the “Shares”), of InterTAN, Inc., a Delaware corporation (“InterTAN”), at a purchase price of $14.00 per Share, net to the seller in cash (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 13, 2004 (the “Offer to Purchase”), and in the related letter of transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Tendering stockholders who have Shares registered in their names and who tender directly to Wells Fargo Bank, N.A., which is acting as the depositary for the Offer, will not be charged brokerage fees or commissions or, subject to Instruction 6 of the letter of transmittal, transfer taxes on the purchase of Shares under the Offer. Stockholders who hold their Shares through a broker or bank should consult that institution as to whether it charges any such fees or commissions. Circuit City or Purchaser will pay all charges and expenses of Banc of America Securities LLC, which is acting as the dealer manager for the Offer, the depositary and Morrow & Co., Inc., which is acting as information agent for the Offer, incurred in connection with the Offer.

The Offer and withdrawal rights will expire at 11:59 p.m., New York City time, on Tuesday, May 11, 2004, unless the Offer is extended.

The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares that, together with any other Shares then beneficially owned by Circuit City or Purchaser or any of their subsidiaries, represents at least a majority of the then issued and outstanding Shares on a fully diluted basis (the “Minimum Condition”), and (ii) the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), having expired or been terminated and all other material consents, approvals or authorizations required to be obtained before the consummation of the Offer from any governmental or regulatory authority having been made or obtained. The Offer is also subject to the satisfaction of certain other conditions described in Section 15 of the Offer to Purchase. The Offer is not contingent on any financing conditions.

The Offer is being made under the Acquisition Agreement and Agreement and Plan of Merger, dated as of March 30, 2004 (the “Acquisition Agreement”), by and among Circuit City, Purchaser and InterTAN. The Acquisition Agreement provides that, among other things, after the consummation of the Offer and subject to the satisfaction or waiver of the other conditions set forth in the Acquisition Agreement and in accordance with the relevant provisions of the Delaware General Corporation Law, as amended (the “DGCL”), Purchaser will be merged with and into InterTAN (the “Merger”). After the Merger, InterTAN will continue as the surviving corporation (the “Surviving Corporation”) and will be a wholly owned subsidiary of Circuit City. At the effective time of the Merger, each Share that is then issued and outstanding (other than the Shares held by InterTAN as treasury stock, owned by any of InterTAN’s subsidiaries or owned by Circuit City, Purchaser or any other wholly owned subsidiary of Circuit City, all of which will be cancelled, and other than Shares that are held by stockholders, if any, who properly exercise their appraisal rights under the DGCL), will be converted into the right to receive $14.00 or any greater per Share price paid in the Offer in cash, without interest.

The Board of Directors of InterTAN unanimously (i) determined that the terms of the Offer and the Merger are fair to and in the best interests of the stockholders of InterTAN, (ii) approved the Acquisition Agreement and each of the transactions contemplated by the Acquisition Agreement, including the Offer and the Merger and (iii) recommends that InterTAN’s stockholders accept the Offer and tender their Shares to Purchaser under the Offer.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, the Shares validly tendered and not properly withdrawn, if and when Purchaser gives oral or written notice to the depositary of Purchaser’s acceptance of such Shares. Payment for Shares so accepted will be made by deposit of the Offer Price with the depositary, which shall act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting those payments to the tendering stockholders. Payment for any Shares tendered in the Offer will be made only after timely receipt by the depositary of (i) certificates for those Shares or confirmation of a book-entry transfer of those Shares into the depositary’s account at the book-entry transfer facility (as defined in the Offer to Purchase) under the procedures set forth in the Offer to Purchase, (ii) a properly completed and duly executed letter of transmittal, with any required signature guarantees, or, in the case of a book-entry transfer, an agent’s message (as defined in the Offer to Purchase), and (iii) any other documents required by the letter of transmittal. Under no circumstances will interest be paid on the Offer Price for Shares tendered in the Offer, regardless of any extension of the Offer or any delay in making such payment.

The term “Expiration Date” means 11:59 p.m., New York City time, on Tuesday, May 11, 2004, unless Purchaser has extended the Offer, and then the term “Expiration Date” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire. Purchaser may, without the consent of InterTAN, (1) from time to time, extend the Offer if at the initial expiration date or the then current expiration date, as the case may be, any of the conditions to the Offer has not been satisfied or waived, until such time as such conditions are satisfied or waived and (2) extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC, the staff thereof or any Canadian Securities Regulatory Authority applicable to the Offer; provided however that in either of the cases described in clauses (1) and (2), the expiration date may not be extended beyond September 30, 2004 without the consent of InterTAN. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering stockholder to withdraw such Shares.

In the Acquisition Agreement, Circuit City and Purchaser have expressly reserved the right to modify the terms of the Offer, except that neither Circuit City nor Purchaser may, without the prior written consent of InterTAN, make any change to the Offer that (i) waives the Minimum Condition, (ii) decreases the Offer Price, (iii) changes the form of consideration payable in the Offer, (iv) decreases the number of Shares sought in the Offer, (v) increases the Minimum Condition, (vi) imposes additional conditions or modifies any of the conditions to the Offer in a manner materially adverse to the holders of the Shares, or (vii) except as otherwise described above, extends the Offer.

The Acquisition Agreement also provides that if all conditions to the Offer are satisfied or waived, and if the number of Shares that have been validly tendered and not withdrawn is less than 90% of the Shares then issued and outstanding on a fully diluted basis, Purchaser may elect, without the consent of InterTAN, to provide a subsequent offering period in accordance with Rule 14d-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). A subsequent offering period is an additional period of time ranging from three to twenty business days in length, beginning after Purchaser purchases Shares tendered in the Offer, during which period stockholders may tender, but not withdraw, their Shares and receive the Offer Price.

Any extension of the period during which the Offer is open, including any election to conduct a subsequent offering period, will be followed promptly by public announcement thereof, not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

Except as otherwise provided in the Offer to Purchase, tenders of Shares made under the Offer are irrevocable, except that Shares tendered under the Offer may be withdrawn at any time before the Expiration Date and, unless theretofore accepted for payment by Purchaser under the Offer, may also be withdrawn at any time after June 12, 2004. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of those Shares, if different from the name of the person who tendered Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the depositary, then before the physical release of those certificates, the serial numbers shown on the certificates must be submitted to the depositary and the signature(s) on the notice of withdrawal must be guaranteed by an eligible institution (as defined in the Offer to Purchase), unless those Shares have been tendered for the account of an eligible institution. If Shares have been tendered under the procedures for book-entry transfer as described in the Offer to Purchase, the notice of withdrawal must specify the name and number of the account at the book-entry transfer facility to be credited with withdrawn Shares. All questions as to the form and validity (including time of receipt) of a notice of withdrawal will be determined by Purchaser, in its reasonable discretion, and its determination will be final and binding on all parties. None of Circuit City, Purchaser, the dealer manager, the depositary, the information agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification. If Purchaser elects to provide a subsequent offering period, Shares tendered in the subsequent offering period may not be withdrawn.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

InterTAN has provided to Purchaser its list of stockholders and security position listings for the purpose of transmitting the Offer to holders of the Shares. The Offer to Purchase, the letter of transmittal and other related tender offer materials are being mailed to record holders of Shares whose names appear on InterTAN’s stockholder list and will also be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholders list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The Offer to Purchase and the related letter of transmittal contain important information that should be read before any decision is made with respect to the Offer.

Any questions or requests for assistance may be directed to the information agent or the dealer manager as set forth below. Requests for copies of the Offer to Purchase, the letter of transmittal and other related tender offer materials may be directed to the information agent as set forth below, and copies will also be furnished promptly at Purchaser’s expense. No fees or commissions will be payable to brokers, dealers or other persons (other than the dealer manager and the information agent) for soliciting tenders of Shares under the Offer.

The Information Agent for the Offer is:

Morrow & Co., Inc.

You may obtain information regarding the Offer

from the information agent as follows:

445 Park Avenue, 5th Floor

New York, New York 10022

(212) 754-8000

Banks and Brokerage Firms, Please Call: (800) 654-2468

Stockholders Call Toll Free: (800) 607-0088

E-mail: ITN.info@morrowco.com

The Dealer Manager in the United States for the Offer is:

Banc of America Securities LLC

9 West 57th Street

New York, New York 10019

(212) 583-8537 (Call Collect)

(888) 583-8900, Ext. 8537 (Call Toll Free)

April 13, 2004